United States securities and exchange commission logo





                                January 13, 2023

       Mu Hongwei
       Chief Executive Officer
       Chijet Motor Company, Inc.
       Sertus Chambers
       Governors Square, Suite #5-204
       23 Lime Tree Bay Avenue, P.O. Box 2547
       Grand Cayman, KY1-1104, Cayman Islands

                                                        Re: Chijet Motor
Company, Inc.
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted December
16, 2022
                                                            CIK No. 0001957413

       Dear Mu Hongwei:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4 submitted December 16, 2022

       General

   1. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest
and whether it impacted your search for an acquisition target.
   2.                                                   Please disclose the
sponsor and its affiliates    total potential ownership interest in the
                                                        combined company,
assuming exercise and conversion of all securities.
 Mu Hongwei
FirstName  LastNameMu  Hongwei
Chijet Motor Company, Inc.
Comapany
January 13,NameChijet
            2023      Motor Company, Inc.
January
Page 2 13, 2023 Page 2
FirstName LastName
3.       Please expand your disclosure regarding the sponsor   s ownership
interest in the target
         company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.
4. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
5. We note that I-Bankers Securities, Inc. performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to I-Bankers Securities,
         Inc. that are contingent on completion of the business combination.
6. We note that you may enter into arrangements to sell additional securities to complete the business combination transaction after returning funds to redeeming stockholders. If applicable, revise your disclosure to discuss the key terms of any convertible securities and to disclose the potential impact of those securities on non-redeeming shareholders.
7. Please update your compensation disclosure to reflect the fiscal year ended December 31,
         2022.
8. We note your disclosure on page 105 regarding Russia's invasion of Ukraine. Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia's invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of
         Corporation Finance's Sample Letter to Companies Regarding Disclosures Pertaining to
         Russia   s Invasion of Ukraine and Related Supply Chain Issues, issued by the Staff in May
         2022.
9. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
 Mu Hongwei
FirstName  LastNameMu  Hongwei
Chijet Motor Company, Inc.
Comapany
January 13,NameChijet
            2023      Motor Company, Inc.
January
Page 3 13, 2023 Page 3
FirstName LastName
Cover Page

10. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
11. We note you have been advised by Mainland China counsel. Please ensure you file
         counsel   s consent.
Market and Industry Data, page 14

12. We note that the prospectus includes market, industry and other data based on information from third-party sources. Please tell us if you commissioned any of the industry or other data that you reference in the prospectus and, if so, file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or advise.
Risk Factor Summary, page 20

13. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Questions and Answers for Stockholders of JWAC
Did JWAC's board of directors obtain a fairness opinion in determining whether or not to proceed with the Business Combination, page 25

14. Please explain why JWAC's board of directors obtained a fairness opinion in connection with the business combination.
 Mu Hongwei
FirstName  LastNameMu  Hongwei
Chijet Motor Company, Inc.
Comapany
January 13,NameChijet
            2023      Motor Company, Inc.
January
Page 4 13, 2023 Page 4
FirstName LastName
May JWAC, the Sponsor or JWAC's directors, officers, advisors..., page 26

15.      We note the disclosure on page 26 that the SPAC sponsor/affiliate
may    purchase SPAC
         securities in the open market and vote the securities in favor of approval of the business combination transaction. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.
Summary of the Proxy Statement/ Prospectus
Interests of JWAC's Directors and Officers in the Business Combination, page 58

16. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
17. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
18. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
19. Please revise the conflicts of interest discussion so that it highlights all material interests
         in the transaction held by the sponsor and the company   s officers
and directors. This
         could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
Unaudited Pro Forma Condensed Consolidated Combined Financial Information
Basis of Pro Forma Presentation, page 65

20. Although you disclose on page 71 that your pro forma financial statements were prepared in accordance with the recently amended pro forma guidance, you still include references on page 65 to the legacy pro forma guidance regarding adjusting for events that are directly attributable to the business combination, factually supportable, and expected to have a continuing impact. Please revise your pro forma financial statements to fully comply with Article 11 of Regulation S-X and to remove any references to the legacy pro forma guidance. In doing so, confirm that your pro forma financial statements include all necessary transaction accounting adjustments, including those that are not expected to have a continuing impact.
 Mu Hongwei
FirstName  LastNameMu  Hongwei
Chijet Motor Company, Inc.
Comapany
January 13,NameChijet
            2023      Motor Company, Inc.
January
Page 5 13, 2023 Page 5
FirstName LastName
Risk Factors
Chijet's business model and technology have yet to be operated..., page 78

21. Please clarify what you mean by your plans to "commercialize" electric commercial vehicles and "commercialize" a large number of electric passenger cars. In addition, please define "a large number" of electric passenger cars, and please provide the anticipated timeline for completion of the electric vehicle manufacturing site.
Chijet is dependent on its strategic partners and suppliers..., page 88

22. We note your risk factor that your supply chain may be impacted by your reliance on single source suppliers. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.
Risks Related to Doing Business in China, page 116

23. We note your disclosure on page 220 that one of your principal subsidiaries, FAW Jilin, is
         29.5% owned by China FAW, a state-owned enterprise. Please add a discussion in Risk
         Factors that addresses the risks associated with the mixed ownership. In addition, please ensure that your disclosure on pages 220 and 221 include a balanced discussion that acknowledges the risks of mixed ownership.
The PRC government exerts substantial influence..., page 119

24. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business. State whether you or your subsidiaries are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
         other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries:
(i) do not receive or
         maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In addition, we note your disclosure you are not required to obtain approval from Chinese authorities to list on U.S. exchanges. Provide the basis for your conclusion that you are not required to obtain any permission or approval to list on U.S. exchanges. If the basis for your conclusion is the advice of counsel, please state this and identify counsel in your disclosure.
 Mu Hongwei
FirstName  LastNameMu  Hongwei
Chijet Motor Company, Inc.
Comapany
January 13,NameChijet
            2023      Motor Company, Inc.
January
Page 6 13, 2023 Page 6
FirstName LastName
The Business Combination Proposal
Earnout Provisions, page 160

25. We note that the issuance of certain ChiJet shares are subject to an earnout equal in value to $674 million and that the shares shall be issued and registered but remain unvested and subject to potential surrender and cancellation provided the earnout criteria are not met.
         Citing authoritative accounting guidance, such as ASC 718 and ASC 815-40, please tell us in sufficient detail how you intend to account for the earnout shares upon issuance, vesting and/or cancellation. Ensure you provide your assessment of whether the earnout falls within the scope of ASC 718, whether the earnout qualifies for equity or liability classification, and how, if at all, the contingent value rights issued to Jupiter Wellness
         Acquisition Corp. shareholders impact your accounting. Also clarify why, as noted on page 64, the earnout is not given effect in the pro forma financial statements.
Background of the Business Combination, page 167

26. We note your disclosure in the penultimate paragraph on page 168 that the Business
         Combination Agreement was based on the last versions of the business combination agreement between DMAQ and Chijet with earnout and structure reflecting a reduced valuation and was revised to formulate the earnout and make certain other changes.
         Please specifically quantify the reduced valuation and "certain other changes."
JWAC's Board of Directors' Reasons for the Approval of the Business Combination, page 169

27. We note your disclosure that JWAC reviewed the due diligence report prepared for
         DMAQ by AlixPartners who had performed extensive due diligence, including conducting
         extensive in-person meetings and calls with Chijet   s management team
and its
         representatives regarding Chijet   s operations and financial
prospects, and technical
         analysis. We note also your disclosure on page 168 that JWAC   s board
discussed
         assumptions and conclusions with the people at AlixPartners. Please revise to include the assumptions discussed and the financial prospects that the JWAC board considered in evaluating the business combination.
Material U.S. Federal Income Tax Considerations, page 194

28. We note your disclosure that the surrender by a U.S. Holder of the shares of Common
         Stock in exchange for the Pubco Ordinary Shares pursuant to the Business Combination, when taken together with the other steps of the Business Combination, should qualify as a non-recognition transaction pursuant to Section 351(a) of the Code. Please file a tax opinion as Exhibit 8.1 that supports this statement. To extent that you intend to file a short form tax opinion as Exhibit 8.1, please revise your disclosure on page 194 to reflect the fact that the discussion reflects the opinion of counsel and is not solely a "summary."
 Mu Hongwei
FirstName  LastNameMu  Hongwei
Chijet Motor Company, Inc.
Comapany
January 13,NameChijet
            2023      Motor Company, Inc.
January
Page 7 13, 2023 Page 7
FirstName LastName
Information About Chijet
Our Structure before and after the Business Combination, page 219

29. Please improve legibility by increasing the font size of the text included in your graphic.
         In addition, please include an ownership structure diagram in the prospectus summary.
Legal proceedings, page 235

30. We note your table depicting twelve separate legal proceedings with varying current status that involve FAW Jilin as defendant. We note elsewhere in your document, including within your contingencies footnotes on pages F-57 and F-88, that you state "most" of your legal proceedings relating to FAW Jilin were settled. Please more fully and consistently clarify the status of your legal proceedings throughout your filing and, in doing so, ensure you provide all pertinent disclosures required by ASC 450-20-50-1 through - 5. It is unclear whether you believe certain loss contingencies are probable, reasonably possible or remote and, given the various settlement and mediation agreements reached, why it appears for most legal proceedings that "you did not record any accrual for expected loss payments" as of the most recent annual and interim period ends. To the extent it is reasonably possible you will incur losses in excess of recorded accruals related to your contingencies, provide the applicable disclosures required by ASC 450-20-50-3 through -
         4, including the amount or range of reasonably possible losses in excess of recorded amounts. Alternatively, if no amount of loss in excess of recorded accruals is believed to be reasonably possible, please state this in your disclosure.
Chijet's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 246

31. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
Chijet's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Six months ended June 30, 2022 compared to six months ended June 30, 2021
Cost of Revenues - idle capacity, page 252

32. Your annual and interim results of operations disclosures on page 252 and 254 state that the increase in idle capacity cost of revenues was mainly "due to the temporary suspension at the factories." Please expand your disclosure to discuss the reasons for and durations of the temporary suspensions at your factories. It is unclear if these suspensions were related to COVID-19 closures or for other business reasons.
 Mu Hongwei
FirstName  LastNameMu  Hongwei
Chijet Motor Company, Inc.
Comapany
January 13,NameChijet
            2023      Motor Company, Inc.
January
Page 8 13, 2023 Page 8
FirstName LastName
Chijet Motor Company, Inc. Audited Financial Statements
2. Summary of Significant Accounting Policies
(b) Principles of consolidation, page F-66

33. We note that the consolidated financial statements include the financial statements of subsidiaries for which you are the "primary beneficiary." Please confirm whether or not you consolidate any variable interest entities under the variable interest model. If you strictly use the voting interest model, as your page 5 disclosure suggests, remove all references to primary beneficiary or tell us why such disclosure is appropriate.
(w) Government grants, page F-72

34. We note that you receive government subsidies for specific purposes, such as for land fulfillment costs and manufacturing plant construction. You disclose that the specific subsidies are recognized as other income using a systematic basis or when receivable, depending on the related expense or loss. Please tell us in further detail the nature of government subsidies received and the related accounting treatment. In doing so, describe the specific expenses for which you are being compensated, the timing of the expense and related income recognition, and the extent to which subsidies are recorded over the depreciable lives of the related assets. We note the materiality of government grant income in relation to your operating expenses, including depreciation and amortization, as well as to your investments in fixed assets and land use rights.
       You may contact Kevin Stertzel at 202-551-3723 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Erin Purnell at 202-551-3454 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Arthur Marcus, Esq.